

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participacoes S.A.
Av. Douter Chucri Zaidan 860, 04583-110
Sao Paulo, SP, Brazil

> **Re:  Vivo Participacoes S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-09470**

Dear Mr. Oliveira de Lima:

We have reviewed your response letter dated October 1, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

33. Summary of the Differences Between Brazilian GAAP and U.S. GAAP Applicable to the Company, page F-83

ac) Debt issuance cost, page F-107

1.  We note your response to comment two from our comment letter dated September 17, 2010. Since Goodwill is no longer amortized under Brazilian GAAP, please tell us in more detail why the difference in the allocation of the excess purchase price between Brazilian GAAP and US GAAP resulted in the $194,853 reconciling adjustment from Brazilian GAAP to US GAAP in 2009. Also, please expand your footnote to disclose

the change in line item presentation in 2009 regarding  the impact of the  recognition of the income effect of the PPA under US GAAP.

## 28.  Income Tax And Social Contributions – page F-63

2.  We note the disclosure on page F-91 regarding the goodwill paid on Telemig's acquisition.  Please tell us where you recorded the tax benefit from the deduction of goodwill in your consolidated financial statements.  Also tell us in more detail of how you accounted for the restructuring of the goodwill under both US GAAP and Brazilian GAAP.

Please file all correspondence over EDGAR.  You may contact Kenya Wright Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:    Diane G. Kerr, Esq.
        Davis Polk & Wardwell LLP
        Fax: (212) 701-5529